Original Source Entertainment, Inc.

8201 South Santa Fe Drive #229

Littleton, CO 80120

Securities and Exchange Commission

Washington, D.C. 20549

December 23, 2013

Re:

Original Source Entertainment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 11, 2013

File No. 000-54716

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9.A Controls and Procedures, page 26

1. We note that you provide management’s conclusion regarding the effectiveness of the company’s disclosure controls and procedures; however, you do not provide management’s annual report on internal control over financial reporting. Please amend your Form 10-K to include management’s report on internal control over financial reporting. Please refer to Item 308(a) of Regulation S-K.

The disclosure has been revised to provide the management’s annual report over financial reporting.

Changes in Internal Control Over Financial Reporting, page 25

2. We note your disclosure during the year ended December 31, 2012, there were no changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise to disclose whether there were any changes in internal control over financial reporting that occurred during the company's last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

The disclosure has been revised to provide a discussion regarding any changes in the internal control over financial reporting during the company’s last fiscal quarter that materially affected the company’s internal control over financial reporting.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Original Source Entertainment, Inc.

/s/Lecia Walker

Lecia Walker

Chief Executive Officer

December 23, 2013